Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information and Where to Find It
     This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a definitive Joint Proxy Statement/Prospectus and each of SIRIUS and XM may file with the SEC other documents regarding the proposed transaction. It is anticipated the definitive Joint Proxy Statement/Prospectus will first be mailed to stockholders of SIRIUS and XM on or about October 9, 2007. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED

TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
     SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus filed with the SEC.
***
     SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

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SIRIUS and XM Announce Post Merger Pricing Plans.
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WHAT PEOPLE ARE SAYING...

Who supports the merger of SIRIUS and XM Radio?
Just groups representing about every race, creed, religion and political affiliation, that's all.
see the list of supporters >

WHAT'S IN IT FOR YOU

You may have already heard the news that SIRIUS and XM are talking about combining into one company. And you may also have wondered what that will mean for you.

The answer is simple:

MORE CHOICES

Today, fans of satellite radio must purchase two radios and two subscriptions to get all the program offerings of both SIRIUS and XM. If our merger is approved, the combined company will offer consumers the best of each service on your current radio - at a price well below the cost of the two services today.

BETTER PRICING

Once we merge, you will have better pricing choices. Subscribers who want their current subscription package will not have to pay any more after the merger. There will be new subscription packages priced below our current offerings. And the best of both SIRIUS and XM will be available at a lower cost than the price of subscribing to both services separately.

SAME RADIOS

We guarantee no radio will become obsolete. Your current radio will continue to provide you with the programming you enjoy, whether you keep your current service or change to a new subscription plan.

GET MORE DETAIL

FINALLY, DEMOCRATS AND REPUBLICANS AGREE ON SOMETHING.
SIRIUS
XM

IN THE NEWS

Beyond the Fairness Doctrine: Radio's Fight over the XM-Sirius Merger
The Heritage Foundation

XM and Sirius shares climb on growing hope that their proposed merger will be approved
MSNBC

Consumers Will Benefit from Merged Satellite Radio Company Say Leading Consumer Electronic Retailers

Karmazin Underscores Consumer Choice Plans
Radio and Records

Karmazin: XM-Sirius Merger 'Good For The Country'
Radio Ink

Anti Merger Camp Stacks Deck
SIRIUS Buzz

Get It On, XM and Sirius
Motley Fool

Sirius And XM Publish Consumer Study
TWICE

View All

PRIVACY | CONTACT US | SIRIUS.com

©2007 SIRIUSmerger.com

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated by reference may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS' and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus.

The information provided on this web site is "as is" without warranty of any kind, expressed or implied. SIRIUS has provided links to other Internet sites only for the convenience of visitors, and is not responsible for the materials, activities or content of other web sites.

In addition, the “In the News” page of the website also contains a link to the following third-party article:

Orbitcast.com
What “Heroes” can teach us about Audio
5 comments
Tuesday, October 2, 2007 at 11:37 AM
Tags: Mobile Audio, Satellite Radio, Terrestrial, The Competition
NBC’s “Heroes” is now in its 2nd season, and the underlying theme of recent episodes revolves around an evolution in humans that’s causing its characters to have special powers (uhm, can you tell I’m a fan?). The interesting aspect is that this evolution has been rapidly increased recently, causing more mutations to occur at a faster pace.
Ok, so Sirius and XM are right now arguing that they face competition from other audio services like AM/FM radio (who garner something like 96% of all radio listening... not entirely surprising since radio has been around commercially for around 80 years). In that audio mix, Sirius and XM argue that other options like Internet radio, streaming audio on cell phones, MP3 players and various other audio technologies also serve as competition.
But just like the evolution we see in “Heroes,” the evolution of audio entertainment has been rapidly increasing as of late. The options available to the consumer have intensified in just the eight months since Sirius and XM announced their merger.
Even in this short amount of time, there’s been an exponential growth in audio devices (“mutations” maybe? I don’t know if I can go that far in the analogy, but you get it). So let’s take a look at what has affected how we listen to audio, and what will be changing how we define “radio” in the years to come:
iPhone
Of course you have to bring the iPhone into this. Back in 1997 — let alone just 8 months ago — a cell phone was just a cell phone. Now mobile phones come equipped with audio playback, storage and over-the-air streaming capabilities. The consumer looks at a “cell phone” less and less as simply a “phone” and more and more as a mobile access system... and the iPhone personifies that. We all know the iPhone’s evolution is not going to stop (it took a couple generations of the iPod before it truly began to take off). Of course, other phones (like the LG Muziq) are equipped with audio capabilities, and that’s only going to continue to evolve.

The new iPod series
The new iPod Nano, Classic and Touch bring video and music together. And the Touch, like the iPhone, allows wireless downloads of music directly from the iTunes store in countless Wi-Fi hotspots around the country. Hear a song in Starbucks? Buy it instantaneously. Tag songs heard on HD Radio, and purchase them through iTunes. There’s no doubt that iPod/iTunes is its own audio eco-system, and Apple is showing no signs in relenting its continuous evolution of this platform. More than anything, the iPod has revolutionized how we listen to music (and time-shifted programming like podcasts). And the biggest thing to remember is that the iPod is only 6 years old.
HD Radio
In March 2007, the FCC gave the green light to HD Radio. With this new technology (and a new receiver), radio fans can listen to multiple streams of higher-quality, digital programming. But most radio listening is done in the car, and this hasn’t escaped the massive media companies that are pushing this technology. BMW, Ford, Lincoln and Mercury all offer HD Radio receivers as a factory-installed option and Sony has come out with the XDR-S3HD table radio and XT-100HD car radio... and there’s more to come.
Customizable Radio
Slacker’s “Personalized Radio” enables consumers to customize their own radio stations and listen to them wherever they happen to be. Slacker has been streaming online for a while, and now that it has deals with the all the major record labels, will soon be available via WiFi and in automobiles via satellite.
WiFi DAPs and Radios
With the Sansa Connect, consumers can stream Internet radio from Launchcast stations, browse Flickr photo streams and sign up for Yahoo’s portable music subscription service, Yahoo Music Unlimited To Go, to download any tracks or albums over Wi-Fi. Pandora also will have its own WiFi Portable Radio available, where you can listen to the Pandora customizable radio over-the-air wherever you have access. And let’s not forget the Phoenix WiFi Radio, which virtually eliminates the need for a traditional alarm clock.
Ford SYNC
The Ford SYNC, which starts shipping in automobiles this fall, allows drivers to control a myriad of audio entertainment options through a single built-in interface. SYNC uses a hands-free in-vehicle Microsoft operating system that can switch seamlessly between devices like iPods, Zunes and cell phones to play MP3s and internet radio services like Pandora or mSpot. Standard on all of Ford’s top models — which is about 40% of Ford’s sales — it will be available for sale on their other models.
Sprint Xohm
Sprint has announced the roll-out schedule for its nationwide high-speed WiMax network: Sprint Xohm. Sprint plans WiMAX test service in the Chicago, Baltimore and Washington, D.C. areas by year-end 2007. Samsung has been awarded the infrastructure build out for the New York area market, Washington, D.C., Baltimore, Philadelphia, Boston and Providence, R.I. Xohm is expected to be available in a number of markets starting April 2008 and expected to cover 100 million people by year-end 2008 thanks to their partnership with Clearwire. Think WiMax is years away? Think again.

Remember, the world of audio has changed dramatically since Sirius and XM received their licenses in 1997. Even the Sirius-XM merger’s biggest opponent, the NAB, has commented about the “...seismic explosion in alternative media sources in the last 30 years...” (Dennis Wharton, Executive VP, NAB, Communications Daily, “Tribune Seeks FCC TV Waivers for $8.2 Billion Sale”, 05.07.07).
NAB President and CEO, David Rehr, may have said it best when he stated, “barely a day passes without the introduction of a new competing device or service.” (David K. Rehr, 2006 NAB Radio Show, September 21, 2006).
The last eight months shows the pace of the audio evolution, and the ever-expanding array of options available to consumers, continuing to accelerate. And maybe they’re not mutations so to speak, but the convergence of devices is growing at an exponential pace, and will forever change the way we listen to “radio” ever again.

In addition, the “What People Are Saying” and “Merger Resources” pages of the website also contain links to the following information included on the website:

Via next day UPS

October 2, 2007	THE CHARLIE DANIELS BAND
Charlie Daniels
The Honorable Thomas Barnett
Assistant Attorney General
Antitrust Division
United States Department of Justice
950 Constitution Avenue, NW
Washington, DC 20530
The Honorable Kevin J. Martin
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554
Dear Assistant Attorney General Barnett and Chairman Martin:
As the official voice of “Road Dog Trucking,” which airs on SIRIUS Channel 147, I am writing in support of the proposed merger of SIRIUS and XM. I believe that this merger will benefit satellite radio listeners nationwide. This is especially true for those listeners who spend a lot of time on the road and are among the most avid fans of satellite radio.
“Road Dog Trucking” is a 24-hour channel geared toward professional drivers and is devoted entirely to trucking culture. It features news, information, entertainment, music, original talk shows, comedy, and live call-ins from drivers nationwide, but as I’m sure you know, it is only the tip of the iceberg of entertainment and information channels offered by satellite. It can truly be said there is something for everybody.
Truckers were among the first satellite radio customers and many continue to be very loyal listeners. They also will have a lot to gain from this proposed merger. Once this deal is approved, truckers and others who spend many hours on the road will have a greater range of programming choices and packages available to them. Some packages, including certain a la carte options, will be offered at lower prices. And with the addition of “Best of Both” packages, my fellow road dogs will now be able to enjoy the top programming from both SIRIUS and XM services without buying a new radio.
In addition, the merger will give the new company more resources to devote to services that are critical to truckers, such as weather and traffic. For these reasons, other important representatives of the trucking industry, such as the American Trucking Association, also have shown their support for this merger.
17060 Central Pike • Lebanon, Tennessee 37090 • 615-443-2112 • Fax: 615-443-3140 • www.charliedaniels.com

As one who travels the length and breadth of this nation every year and someone who is very aware of the convenience and variety of satellite radio, I would like to add my name to the long list of friends of the trucking industry who strongly believe this merger should be approved as quickly as possible.
Respectfully submitted,
/s/ Charlie Daniels
Charlie Daniels

September 26, 2007
The Honorable Thomas Barnett
Assistant Attorney General
Antitrust Division
United States Department of Justice
950 Constitution Avenue, NW
Washington, DC 20530
The Honorable Kevin J. Martin
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554
Dear Assistant Attorney General Barnett and Chairman Martin:
I have been in radio broadcasting for nearly fifty years, the last two with SIRIUS Satellite Radio. As terrestrial radio pulls the plug on oldies hits, SIRIUS gives me the opportunity to play classic favorites that have been all but forgotten by other stations. 60’s Vibration on SIRIUS channel 6 plays all the hits from “the decade of change and growth.”
I am proud to have been a part of the evolution of the audio entertainment market it has developed from AM to FM to satellite and all the other options available to today’s listeners. The merger of SIRIUS and XM will ensure that satellite radio remains a strong alternative to ubiquitous Top 40 stations that often neglect other kinds of programming.
Of course, for those whose radio interests lie outside the rock ‘n’ roll era I grew up in, whether they’re into talk radio or just another musical genre, a merged SIRIUS-XM will allow listeners to pick and choose the stations they want through a host of different programming options, including a la carte packages. In total, there will be eight different packages, including the “Best of Both” option with great content from both services for considerably less than it would cost today.
My contemporaries and I appreciate that the music that influenced our generation is able to live on with satellite radio, and we are truly excited that this merger will allow even more Americans to rediscover music that paved the way for today’s hits. I encourage the Department of Justice and the Federal Communications Commission to continue to allow listeners to hear the unique programming satellite radio offers by approving this merger as quickly as possible.
Sincerely,
/s/ Bruce Morrow
Bruce Morrow (a.k.a. Cousin Brucie)

October 1, 2007
Mr. Kevin Martin, Chairman
Federal Communications Commission
445 12th Street, SW
Washington DC, 20554
Re: Consolidated Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Commissioner Martin:
As detailed below, the Independent Women’s Forum (IWF) would like to take the opportunity to formally announce its support of the proposed merger of SIRIUS Satellite Radio and XM Satellite Radio, and urge the Federal Communications Commission (FCC) to approve the proceeding.
IWF is a non-partisan, 501(c)(3) non-profit educational institution that supports and speaks for women who believe in political and economic freedom, personal responsibility, and limited government. Our organization fosters greater respect for limited government and free markets as we believe free markets best serve the interests of consumers nationwide. We support this proceeding because we believe the merger of SIRIUS and XM would be in the public interest and that ultimately, the free market should decide the future of satellite radio, not the federal government.
We find claims that a SIRIUS/XM merger would be anti-competitive to be without merit. Satellite radio currently makes up a mere 3 percent of the audio market compared with over 50 percent for terrestrial radio. The free market principle will guarantee terrestrial radio’s dominance of the audio entertainment marketplace because they provide their services to consumers at no charge, whereas satellite radio is a paid subscription service, where customers must opt to subscribe and can just as easily opt to unsubscribe if they are not happy with the services provided to them by the newly formed company. This will ensure that prices stay low and that the demands of consumers are consistently met. It is difficult to imagine any scenario under which a combined company would raise prices when they compete with free AM/FM radio.
Both companies have also detailed an array of new programming and pricing plans that they will offer following the merger that provide consumers with a substantial cost savings over what it would cost to receive comparable programming selections today. IWF is also interested in the increased efficiencies of a combined company and greater competition from other audio providers that would increase the speed to market of new and advanced technologies in satellite

1726 M STREET, NW | 10th FLOOR | WASHINGTON, DC 20036-4527 | T: 202.419.1820 F: 202.419.1821 | WWW.IWF.ORG

radio and audio entertainment. These are exactly the kinds of byproducts fueled by a free market that would simply not be possible without a merger of the two companies.
Guided by our organization’s principles and mission, we recognize that a merger of SIRIUS and XM would be in the best interest of not only the thousands of women and men who make up our membership, but all of our nation’s consumers. Accordingly, we strongly endorse SIRIUS' and XM’s efforts to combine companies and urge that the FCC swiftly approve the transaction and without further government intervention.
Sincerely,
Michelle D. Bernard
President and CEO